UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rubicon Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

78112J109

(CUSIP Number)

Jose Miguel Enrich

781 Crandon Blvd. 902

Key Biscayne, FL 33149

(844) 479-1507

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Jose Miguel Enrich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 61,958,949
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 61,958,949
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,958,949
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 26.3% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Based on an aggregate of 235,510,891 shares of Common Stock (as defined below) outstanding as of July 6, 2023, as provided by the Issuer (as defined below).

(1)	Name of Reporting Persons: MBI Holdings, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,110,079
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,110,079
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,110,079
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.2% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on an aggregate of 235,510,891 shares of Common Stock outstanding as of July 6, 2023, as provided by the Issuer.

(1)	Name of Reporting Persons: GFAPCH FO, S.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,084,267
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,084,267
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,084,267
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.3% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Based on an aggregate of 235,510,891 shares of Common Stock outstanding as of July 6, 2023, as provided by the Issuer.

(1)	Name of Reporting Persons: DGR Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,782,496
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,782,496
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,782,496
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 235,510,891 shares of Common Stock outstanding as of July 6, 2023, as provided by the Issuer.

(1)	Name of Reporting Persons: Pequeno Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,122,073
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,122,073
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,122,073
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.9% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 235,510,891 shares of Common Stock outstanding as of July 6, 2023, as provided by the Issuer.

(1)	Name of Reporting Persons: Bolis Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,508,768
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,508,768
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,508,768
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.6% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 235,510,891 shares of Common Stock outstanding as of July 6, 2023, as provided by the Issuer.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the Schedule 13D initially filed on June 26, 2023 (the “Original 13D”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Rubicon Technologies, Inc., a Delaware corporation (“RBT”, or the “Issuer”). The principal executive offices of the Issuer are located at: 335 Madison Avenue, 4th Floor, New York, NY 10017. This Amendment No. 1 is being filed solely to correct an error in connection with the number and percentage of the Issuer’s outstanding shares that are beneficially owned by the Reporting Persons. The Reporting Persons have not acquired beneficial ownership of any additional shares of the Issuer since the Original 13D.

ITEM 5. INTEREST IN SECURITIES OF RUBICON TECHNOLOGIES, INC.

(a), (b) The following disclosure assumes there are 235,510,891 shares of the Common Stock outstanding as of July 6, 2023, based on information provided by the Issuer. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 61,958,949 shares of Common Stock, which constitutes approximately 26.3% of the outstanding shares of Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of August 2, 2023

Jose Miguel Enrich

By:	/s/ Jose Miguel Enrich

MBI Holdings, LP

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
General Partner

GFAPCH FO, S.C.

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

DGR Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Pequeno Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Bolis Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director